UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2013

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Grupo Aval Acciones y Valores S.A. individual financial statements for third quarter 2013

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Balance Sheets
For the period ended September 30, 2013
(Stated in millions of Colombian pesos)
Under Col GAAP

	First Half			Second Half
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Assets

Short Term Assets:

Cash	$724,079	43,539	43,539	197,221		197,221
Short term Investments, net	361	31	31	20,027		20,027
Short term loans	404,360	192,767	192,767	416,560		416,560
Deferred charges	5,297	425	425	391		391
Total Short Term Assets	1,134,097	236,762	236,762	634,199	0	634,199

Long term Investments, net	10,807,072	11,428,068	11,428,068	11,366,957		11,366,957
Property, plant and equipment, net	507	533	533	644		644
Intangible assets, net	408,681	737,173	737,173	741,570		741,570
Deferred charges	233	162	162	94		94
Reappraisal of assets	8,426,598	11,502,096	11,502,096	11,290,791		11,290,791
Total Long Term Assets	19,643,091	23,668,032	23,668,032	23,400,056	0	23,400,056

Total assets	$20,777,188	23,904,794	23,904,794	24,034,255	0	24,034,255

Debtor Memorandum accounts:

Tax - Debtor	12,285,837	16,761,767	16,761,767	16,761,767		16,761,767
Control Debtors	912,396	912,418	912,418	919,418		919,418
Contingent creditors per contra	2,931,575	3,086,455	3,086,455	3,053,319		3,053,319
Control creditors per contra	875,225	875,225	875,225	875,225		875,225
Tax creditors per contra	12,659,282	17,159,030	17,159,030	17,159,030		17,159,030
Total Memorandum Accounts	$29,664,315	38,794,895	38,794,895	38,768,759	0	38,768,759

Liabilities and Shareholders' Equity

Short Term Liabilities:

Financial obligations	$427,102	237,081	237,081	264,986		264,986
Suppliers	56	51	51	161		161
Accounts payable	558,791	326,443	326,443	576,388		576,388
Taxes, fees and charges	24,670	16,475	16,475	7,441		7,441
Labour obligations	837	837	837	837		837
Estimated liabilities and provisions	3,261	6,768	6,768	8,123		8,123
Other liabilities	1,896	1,844	1,844	1,762		1,762
Total Short Term Liabilities	1,016,615	589,499	589,499	859,698	0	859,698

Equity Tax	11,464	5,826	5,826	5,827		5,827
Financial Obligations	710,148	982,103	982,103	1,201,852		1,201,852
Bonds outstanding	724,249	724,249	724,249	724,249		724,249
Total Long Term Liabilities	1,445,861	1,712,178	1,712,178	1,931,928	0	1,931,928

Total Liabilities	2,462,476	2,301,677	2,301,677	2,791,626	0	2,791,626

Shareholders' Equity:
						0
Social Capital	18,552	18,552	18,552	18,552		18,552
Capital Surplus	5,403,557	5,316,624	5,316,624	5,252,304		5,252,304
Reserves	3,080,253	3,080,253	3,080,253	3,407,174		3,407,174
Inflation Adjustments	875,225	874,470	874,470	874,470		874,470
Retained Earnings	510,529	811,122	811,122	399,338		399,338
Reappraisal of assets	8,426,598	11,502,096	11,502,096	11,290,791		11,290,791
Total Shareholders' Equity	18,314,714	21,603,117	21,603,117	21,242,629	0	21,242,629

Total Liabilities and Shareholders' Equity	$20,777,190	23,904,794	23,904,794	24,034,255	0	24,034,255

Creditor Memo Accounts:

Tax debtors per contra	12,285,837	16,761,767	16,761,767	16,761,767		16,761,767
Control debtor per contra	912,396	912,418	912,418	919,418		919,418
Acreedoras de Contingencia	2,931,575	3,086,455	3,086,455	3,053,319		3,053,319
Control creditors	875,225	875,225	875,225	875,225		875,225
Tax creditors	12,659,282	17,159,030	17,159,030	17,159,030		17,159,030

Total Memo Accounts	$29,664,315	38,794,895	38,794,895	38,768,759	0	38,768,759

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statements of Income
For the period ended September 30, 2013
(Stated in million of Colombian pesos, except earnings per share)
Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Operating Income
Dividends	$0	6,366	6,366	155		155	6,521
Interest	9,136	4,299	13,435	1,183		1,183	14,618
Financial Returns	57	847	904	9		9	913
Equity method, net	552,799	360,590	913,389	429,652		429,652	1,343,041
Recovery for equity changes	0	0	0	7,629		7,629	7,629
Total Operating Income	561,992	372,102	934,094	438,628		438,628	1,372,722

Gross Income	561,992	372,102	934,094	438,628		438,628	1,372,722

Operating expenses – Administration and Sales:
Personnel expense	6,258	6,154	12,412	6,215		6,215	18,627
Fees	1,738	7,174	8,912	413		413	9,325
Industry and Trade	2,369	5,041	7,410	824		824	8,234
Tax on financial transactions	1,119	3,631	4,750	273		273	5,023
Discountable sales tax	0	0	0	7		7	7
Leases	185	187	372	188		188	560
Contributions and memberships	18	199	217	188		188	405
Insurance	0	5	5	0		0	5
Services	264	226	490	274		274	764
Legal expenses	10	9	19	5		5	24
Maintenance and repairs	15	16	31	13		13	44
Adaptation and installations	1	7	8	1		1	9
Travel expenses	41	104	145	58		58	203
Depreciation	49	101	150	50		50	200
Amortization of Intangibles	3,311	3,843	7,154	5,596		5,596	12,750
Amortization of deferred assets	5,823	4,946	10,769	153		153	10,922
Loss (gain) on foreign exchange transactions	0	3,997	3,997	5		5	4,002
Operating expenses - sales	273	3,992	4,265	938		938	5,203
Various	80	710	790	100		100	890
Total operating expenses – administration and sales	21,554	40,342	61,896	15,301		15,301	77,197

Operating Income	536,350	335,848	872,198	423,327		423,327	1,295,525

Non-operating Income
Loss (gain) on foreign exchange transactions	8	(0)	8	2,337		2,337	2,345
Fees	10,605	15,939	26,544	9,439		9,439	35,983
Services	1	1	2	1		1	3
Better uses	0	663	663	3		3	666
Recoveries	101	274	375	23		23	398
	10,715	16,877	27,592	11,803		11,803	39,395
Non-operating expenses
Financial expenses	34,730	31,329	66,059	33,807		33,807	99,866
Various	6	252	258	103		103	361
Loss in equity method by changes in shareholders' equity	4,089	14,629	18,718	0		0	18,718
	38,825	46,210	85,035	33,910		33,910	118,945

Non-operating income, net	(28,110)	(29,333)	(57,443)	(22,107)		(22,107)	(79,550)

Income before income taxes	575,175	239,580	814,755	401,220		401,220	1,215,975

Income tax and other	(1,799)	(1,834)	(3,633)	(1,882)		(1,882)	(5,515)

Net Income	$510,529	300,593	811,122	399,338		399,338	1,210,460

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statement of Cash Flows
For the period ended September 30, 2013
(Stated in million of Colombian pesos)
Under Col GAAP

	First Half			Second Half			YTD
	1st Quarter	2nd Quarter	First Half	1st Quarter	2nd Quarter	Second Half
	March 31st	June 30th	(Six months)	September 30th	December 31st	(Six months)
Cash flows from operating activity:
Net Income	$510,529	300,593	811,122	399,338		399,338	399,338
Non-controlling interest	0	0	0	0		0	0

Adjustments for conciliation of net income and net cash from operating activity:
Amortization of goodwill	3,311	3,843	7,154	5,596		5,596	5,596
Depreciation of properties, plant and equipment	49	101	150	50		50	50
Decrease (increase) in trading investments	7,937	330	8,267	(19,996)		(19,996)	(19,996)
Acquisition of Investments	(20,521)	(361,967)	(382,488)	(19,669)		(19,669)	(19,669)
Dividends received during the period	413,928	(0)	413,928	453,739		453,739	453,739
Equity Method Income	(552,799)	(360,590)	(913,389)	(429,652)		(429,652)	(429,652)
Recovery for equity changes	0	0	0	(7,629)		(7,629)	(7,629)
Loss on equity Method	4,089	14,629	18,718	0		0	0
Increase (decrease) in deferred charges	(3)	(3)	(6)	(52)		(52)	(52)
Amortization of deferred charges	5,823	4,946	10,769	153		153	153
Decrease (Increase) in Accounts Receivable	(225,284)	204,771	(20,513)	(222,607)		(222,607)	(222,607)
Increase in Other Assets, net (tax and contributions advances)	(1,810)	6,823	5,013	(1,186)		(1,186)	(1,186)
Decrease (Increase) in Other Liabilities - Net (suppliers, taxes, accounts payable, labor obligations, other liabilities, estimated liabilities and allowances)	(2,283)	(10,033)	(12,316)	(9,141)		(9,141)	(9,141)
Increase (decrease) in acquired goodwill	0	(332,335)	(332,335)	(9,992)		(9,992)	(9,992)
Equity tax payment	0	(755)	(755)	0		0	0

Net cash from operating activity	142,966	(529,647)	(386,681)	138,952		138,952	138,952

Cash Flows from investing activity:
Purchase of properties, plant and equipment	(21)	(127)	(148)	(161)		(161)	(161)
Net cash used in investing activities	(21)	(127)	(148)	(161)		(161)	(161)

Cash Flows from financing activity:
Dividends paid	(221,527)	(232,700)	(454,227)	(232,764)		(232,764)	(232,764)
Acquisition of other borrowings from banks	0	112,152	112,152	250,000		250,000	250,000
Payment of other borrowings from banks	(13,667)	(30,218)	(43,885)	(1,545)		(1,545)	(1,545)
Net cash (used in)/provided by financing activties	(235,194)	(150,766)	(385,960)	15,691		15,691	15,691

Effect of exchange differences of cash and cash equivalents	0		0	(801)		(801)	(801)

Decrease in cash and cash equivalents	(92,248)	(680,541)	(772,789)	153,681		153,681	153,681

Cash and cash equivalents at beginning of period	816,328	724,080	816,328	43,539		43,539	43,539

Cash and cash equivalent at end of period	$724,080	43,539	43,539	197,221		197,221	197,221

GRUPO AVAL ACCIONES Y VALORES S.A.
Individual Statement of Shareholder´s Equity
For the period ended September 30, 2013
(Stated in million of Colombian pesos)
Under Col GAAP

		EquitySurplus
	Social	Additional	Goodwill	Equity	Reserves		Equity Inflation	Net	Reappraisal	Shareholders´
	Capital	paid-in capital		Method	Legal	Occasional	Adjustments	Income	of assets	Equity

Balance at December 31, 2012	$18,552	3,671,667	0	1,678,239	9,276	2,736,084	875,225	802,398	7,738,866	17,530,307

Constitution of reserves for future distributions						802,398		(802,398)		0
Increase in legal reserve										0
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:						(467,505)				(467,505)
Application of the equity method				53,651						53,651
Reapprisal of investments (notes 5 and 10)									687,731	687,731
Net Income								510,529		510,529

Balance at March 31, 2013	18,552	3,671,667	0	1,731,891	9,276	3,070,977	875,225	510,529	8,426,597	18,314,714

Constitution of reserves for future distributions						0		0		0
Increase in legal reserve										0
Equity tax payment							(755)			(755)
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed
With benefit:				(86,934)						(86,934)
Application of the equity method										0
Reappraisal of Investments (notes 5 and 10)									3,075,499	3,075,499
Net Income								300,593		300,593

Balance at June 30, 2013	18,552	3,671,667	0	1,644,957	9,276	3,070,977	874,470	811,122	11,502,096	21,603,117

Constitution of reserves for future distributions						811,122		(811,122)		0
Increase in legal reserve										0
Equity tax payment										0
To distribute a cash dividend of $ 4.35 per share and per month during the months of October 2013 to March 2014, both months included as well:										0
Over 18,551,766,453 common and preferred shares subscribed						(484,201)				(484,201)
With benefit:										0
Application of the equity method				(64,321)						(64,321)
Reappraisal of Investments (notes 5 and 10)									(211,305)	(211,305)
Net Income								399,338		399,338

Balance at September 30, 2013	18,552	3,671,667	0	1,580,636	9,276	3,397,898	874,470	399,338	11,290,791	21,242,628

Constitution of reserves for future distributions										0
Increase in legal reserve										0
Equity tax payment
To distribute a cash dividend of $ 4.20 per share and per month during the months of April to September 2013, both months included as well:
Over 18,551,766,453 common and preferred shares subscribed										0
With benefit:
Application of the equity method										0
Reappraisal of Investments (notes 5 and 10)										0
Net Income										0

Balance at December 31, 2013	18,552	3,671,667	0	1,580,636	9,276	3,397,898	874,470	399,338	11,290,791	21,242,628

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 10, 2013

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel